UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of June 4, 2003

Commission File Number: 0-17551

DYNAMIC OIL & GAS, INC.
(Translation of registrant’s name into English)

Suite 230 - 10991 Shellbridge Way
Richmond B.C. Canada V6X 3C6
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dynamic Oil & Gas, Inc
(Registrant)

Dated: 06-04-03	By: /s/ Mike Bardell
Mike Bardell, Chief Financial Officer &
Corporate Secretary

June 4, 2003

Dynamic Announces Repurchase of Overriding Royalty Interests

DYNAMIC OIL & GAS, INC. (“the Company”) is pleased to announce that the Compensation Committee of the Board of Directors has reached agreement with three executives of the Company to repurchase their Gross Overriding Royalty Interests (“the Overrides”).

The Overrides were comprised of a 1% gross overriding royalty to each of the three royalty holders on new production added to the Company’s asset base. The independent directors and the three royalty holders have agreed to the repurchase by the Company of the royalty interests for an aggregate amount of $6,516,000.

The purchase price will be paid by the issuance of common shares of the Company together with a cash component of up to 15% of the total consideration to assist in the payment of applicable taxes. The number of common shares to be issued will range between approximately 1,020,000 and 1,300,000 shares. Each common share will be issued at a price based upon recent trading and equal to a daily volume weighted average price formula required by the Toronto Stock Exchange.

The independent directors determined that the purchase price is fair based on reports by Sproule Associates Limited and other advisors. The offer and acceptance is subject to appropriate internal and regulatory approvals.

Jonathan A. Rubenstein, Chairman of the Compensation Committee, stated that, "Management gross overriding royalty agreements were more common in the late ‘80’s when these were approved. However, directors of the Company believe that share ownership by management is preferable because it directly aligns their interests with those of the Company’s shareholders. Over the last twelve months, the Company made overriding royalty payments to the three holders amounting to approximately $1.3 million or $1.04 per barrel of oil equivalent (6:1). We expect the acquisition to correspondingly benefit future financial results of the Company.”

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. Dynamic owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Jonathan A. Rubenstein
Director

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT FUTURE SAVINGS ACCRUING TO THE COMPANY AS A RESULT OF THE ACQUISITION OF THE OVERRIDES WILL EQUATE TO ROYALTIES PAID IN THE PAST TWELVE MONTHS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003”

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com